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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*


                             THE MARCUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   566330 10 6
    ------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]    Rule 13d-1(b)

     [ ]    Rule 13d-1(c)

     [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 7 Pages

================================================================================
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Diane M. Gershowitz
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (SEE INSTRUCTIONS)                                             (b) [ ]

          Not Applicable
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
 NUMBER OF        5     SOLE VOTING POWER

   SHARES               1,812,034 (see footnote 1)
              --------  --------------------------------------------------------
BENEFICIALLY      6     SHARED VOTING POWER

  OWNED BY              973,751
              --------  --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER

 REPORTING              1,812,034 (see footnote 1)
              --------  --------------------------------------------------------
   PERSON         8     SHARED DISPOSITIVE POWER

    WITH                3,855,807
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,667,841 (see footnote 1)
--------  ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

          N/A
--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   11     19.3%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   12     IN
================================================================================


1 Includes 1,569,300 shares beneficially owned by DG-LDJ Holdings, L.L.C.; the undersigned holds 100% of the membership units of DG-LDJ Holdings, L.L.C.

                                Page 2 of 7 Pages

================================================================================
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DG-LDJ Holdings, L.L.C.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (SEE INSTRUCTIONS)                                             (b) [ ]

          Not Applicable
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
 NUMBER OF        5     SOLE VOTING POWER

   SHARES               1,569,300
              --------  --------------------------------------------------------
BENEFICIALLY      6     SHARED VOTING POWER

  OWNED BY              0
              --------  --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER

 REPORTING              1,569,300
              --------  --------------------------------------------------------
   PERSON         8     SHARED DISPOSITIVE POWER

    WITH                0
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,569,300
--------  ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

          N/A
--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   11     5.3%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   12     OO
================================================================================

                                Page 3 of 7 Pages

     This Amendment No. 24 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.  Ownership:

         Diane Marcus Gershowitz

         (a)  Amount Beneficially Owned: 5,667,841

         (b)  Percent of Class: 19.3%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote: 1,812,034

              (ii)  shared power to vote or to direct the vote: 973,751

              (iii) sole power to dispose or to direct the disposition of:
                    1,812,034

              (iv)  shared power to dispose or to direct the disposition of:
                    3,855,807

     Other than with respect to (i) 7,375 shares of Common Stock (which Ms. Gershowitz has sole voting and dispositive power), (ii) 71,065 shares of Common Stock (which Ms. Gershowitz has sole voting and dispositive power), and (iii) 26,000 shares of Common Stock (which Ms. Gershowitz shares dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

     Ms. Gershowitz's beneficial ownership consists of:

     (i) 7,375 shares of Common Stock which Ms. Gershowitz has the right to acquire upon the exercise of stock options;

     (ii)   71,065 shares of Common Stock held individually by Ms. Gershowitz;

     (iii) 26,000 shares of Common Stock held by a trust whereby Ms. Gershowitz and her brother, Stephen H. Marcus, serve as Co-Trustees;

     (iv) 164,294 shares of Class B Common Stock held individually by Ms. Gershowitz;

                                Page 4 of 7 Pages

     (v) 1,569,300 shares of Class B Common Stock held by DG-LDJ Holdings, L.L.C., of which Ms. Gershowitz holds 100% of the membership units;

     (vi) 900 shares of Class B Common Stock held individually by Ms. Gershowitz's husband;

     (vii) 972,851 shares of Class B Common Stock held by trusts whereby Ms. Gershowitz serves as Trustee; and

     (viii) 2,856,056 shares of Class B Common Stock held by trusts whereby Ms. Gershowitz and her brother, Stephen H. Marcus, serve as Co-Trustees.

     The trusts, Mr. Gershowitz, and Ms. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

     DG-LDJ Holdings, L.L.C.

     (a)  Amount Beneficially Owned: 1,569,300

     (b)  Percent of Class: 5.3%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  1,569,300

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition of:
                1,569,300

          (iv)  shared power to dispose or to direct the disposition of:  0

Exhibits
--------

     1.   Agreement to file Schedule 13G jointly.


                                Page 5 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2003
---------------------------
Dated:


/s/ Diane Marcus Gershowitz
--------------------------------------------
Diane Marcus Gershowitz


DG-LDJ HOLDINGS, L.L.C.


By: /s/  Diane Marcus Gershowitz
   -----------------------------------------
    Diane Marcus Gershowitz
    Manager


                               Page 6 of 7 Pages

                                                                      Exhibit 1

                                    AGREEMENT

     AGREEMENT dated as of January 28, 2003, by and between Diane Marcus Gershowitz and DG-LDJ Holdings, L.L.C., a Delaware limited liability company ("DG-LDJ").

     WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act"), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

     Each of Diane Marcus Gershowitz and DG-LDJ hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the stock of The Marcus Corporation and hereby further agree that said Statement shall be filed on behalf of each of Diane Marcus Gershowitz and DG-LDJ. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them are members of a "group" (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of The Marcus Corporation.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                        /s/ Diane Marcus Gershowitz
                                        ----------------------------------------
                                        Diane Marcus Gershowitz


                                        DG-LDJ HOLDINGS, L.L.C.


                                        By: /s/  Diane Marcus Gershowitz
                                           -------------------------------------
                                            Diane Marcus Gershowitz
                                            Manager


                                Page 7 of 7 Pages